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                                                                          OMB APPROVAL
                                 UNITED STATES                    OMB Number:       3235-0058
                       SECURITIES AND EXCHANGE COMMISSION         Expires:      June 30, 1994
                             WASHINGTON, D.C. 20549               Estimated average burden
                                                                  hours per response.....2.50
                                  FORM 12b-25
                                                                         SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING
                                                                           CUSIP NUMBER
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(Check One): /X/ Form 10-K  / / Form 20-F  / / Form 11-K  / / Form 10-Q  / / FORM N-SAR
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         For Period Ended:    June 30, 1995
                          --------------------------------
         /  / Transition Report on Form 10-K
         /  / Transition Report on Form 20-F
         /  / Transition Report on Form 11-K
         /  / Transition Report on Form 10-Q
         /  / Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

         Cryomedical Sciences, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

         1300 Piccard Drive, Suite 102     Rockville, Maryland 20850
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
/X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Theodore D. Pennington              301          417-7070
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                 (Name)                      (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         /X/ Yes / / No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               / / Yes /X/ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     Cryomedical Sciences, Inc.
           --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    September 28, 1995        By    /s/Theodore D. Pennington
     --------------------------      --------------------------------
                                       Theodore D. Pennington

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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PART III- NARRATIVE


     A memorandum of understanding was signed on behalf of Cryomedical Sciences, Inc. (the "Company") on September 20, 1995 in connection with an agreement in principle to settle a class action suit against the Company. The agreement was disclosed in a draft of the Form 10-K for the year ended June 30, 1995 which was submitted to the Company's auditors for review on September 22, 1995. On September 24, 1995 the Company's auditors advised the Company that the cost of the proposed settlement must be included in the audited financial statements for the year ended June 30, 1995 and included in the Form 10-K for that year. The required revisions to the financial statements, notes to the financial statements and Form 10-K including Part I, Item 3. Legal Proceedings and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, could not be completed and audited in time for timely filing of the Form 10-K on September 28, 1995.
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                      [DELOITTE & TOUCHE LLP LETTERHEAD]


Securities and Exchange Commission
Washington, D.C.  20549

To whom it may concern:

As indicated in Part III of the attached Form 12b-25, Cryomedical Sciences and Subsidiary, Inc. (the Company) is seeking to extend the deadline for filing its Annual Report on Form 10-K for the year ended June 30, 1995 as a result of the late September 1995 settlement of a class action suit.

We will complete our audit and render our opinion once the Company completes its financial statements and related disclosures which give effect to such settlement for inclusion in its Annual Report on Form 10-K.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

September 28, 1995